Room 3106, Building B s #39 East 3rd Ring Middle Road s Chaoyang District s

Beijing 100022 s People’s Republic of China s (+86) 105869-3011

August 7, 2015

Ms. Susan Block, Attorney Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Shineco, Inc.

Comment Letter Dated July 28, 2015 regarding

Registration Statement on Form S-1

File No. 333-202803

Dear Ms. Block:

On behalf of Shineco, Inc. (the “Registrant”) and in response to the comments set forth in your letter dated July 28, 2015, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 2 to the captioned Registration Statement (the “Amendment”). Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein. We have also enclosed five redlined copies of the Amendment compared against the initial captioned Registration Statement for your review.

Registration Fee Table

1.	We note your response to our prior comment 2 that you are registering the NMS warrants. However, these warrants do not appear to be reflected in the fee table. The warrants in the fee table are listed as the Placement Agent Warrants, which appears to refer to the warrants being issued to your placement agent. Please revise or advise.

We have revised the fee table to include the NMS warrants.

Ms. Susan Block, Assistant Director

August 7, 2015

Prospectus cover page

2.	We note your response to our prior comment 3 and reissue the comment. Although you indicate that if the minimum amount is not sold, the offering will end on October 31, 2015, the language “subject to extension upon agreement with the placement agent” suggests that you and your placement agent have discretion to indefinitely hold the offering open. Please note that Rule 10b-9(a)(2) requires a specified time period and date. Any possible extension should also indicate a date or certain amount of days, for instance.

We have revised the Amendment to extend the offering period to December 31, 2015, and we have removed the language regarding extension. The revised disclosure reads as follows:

This offering will remain open until the earlier of: (i) a date mutually acceptable to us and our placement agent after which at least $8,000,000 of our common stock is sold (the minimum offering); (ii) such time as $10,000,000 of our common stock is sold (the maximum offering) or (iii) December 31, 2015. The placement agent expects to deliver the shares against payment in New York, New York, on or about , 2015.

Risk Factors, page 9

3.	To the extent material to understanding your business and your dependence on a particular customer, please provide appropriate risk factor disclosure about any customer concentration risk. Additionally please provide us with your analysis as to whether your agreements with these customers should be filed as exhibits. In this regard we note the disclosure under “Concentration and Risks” on pages F-23 and F-21.

We acknowledge the comment and have revised the Amendment to provide the requested disclosure of key customers. We have previously included as Exhibit 10.62 an agreement with a customer that we have deemed material. We have included an additional material contract as exhibit 10.67 to the Amendment.

The new disclosure may be found on page 9 and reads as follows:

The loss of any of our key customers could reduce our revenues and our profitability.

For the year ended June 30, 2014, sales to our six largest customers amounted in the aggregate to approximately 56% of our total revenue. For the nine months ended March 31, 2015, sales to our two largest customers amounted in the aggregate to approximately 53% of our total revenue. For the year ended June 30, 2013, sales to our eight largest customers amounted in the aggregate to approximately 55% of our total revenue. For the nine months ended March 31, 2014, sales to our four largest customers amounted in the aggregate to approximately 55% of our total revenue.

Ms. Susan Block, Assistant Director

August 7, 2015

There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices.

Furthermore, customers in our yew plant segment tend to have long purchase cycles that average over two to three years. Thus, our major customers in our yew plant segment for any given year do not tend to purchase products from us in the immediately following years. We must maintain good business relationships with these customers in the years in which they are not purchasers of our yew plant products. Additionally, we must procure orders from different customers each year in order to grow our sales. There is no assurance that we will be able to accomplish this successfully.

Finally, consolidation among our customers in recent years has resulted in additional customer concentration in the short term. If more of our existing customers acquire one another or enter into joint venture relationships, we could experience additional concentration of our customers.

Ms. Susan Block, Assistant Director

August 7, 2015

During the nine and twelve months ended March 31, 2015 and 2014 and June 30, 2014 and 2013, respectively, we had eight, eight, ten and eight customers, respectively, that each accounted for 5% or more of our revenues:

	Percentage of Revenues in
Purchaser Name	Nine months ended March 31, 2015	Nine months ended March 31, 2014	Year ended June 30, 2014	Year ended June 30, 2013
Qingdao City Association of Shipping Owners	40%	-%	5%	-%
Shaanxi Pharmaceutical Group Pai’ang Medicine Co. Ltd.	13%	9%	10%	8%
Qingdao City Public Service Company Sifang Branch	-%	23%	13%	6%
Beijing Youpin Tea Culture Co., Ltd.	-%	11%	6%	-%
Xi’an Qianhe Pharmaceutical Co., Ltd.	10%	11%	11%	8%
Yantai Shougang Dongxinghongda Trading Co., Ltd.	9%	10%	7%	8%
Shaanxi Heyuan Commercial Co.,Ltd Medical Sub-branch	-%	7%	8%	-%
Bejing Hongyitang Traditional Chinese Medicine Co., Ltd.	-%	-%	7%	-%
Nanyang Hanyi Steel Co., Ltd.	-%	-%	-%	8%
Qingdao Anjiyuan Industrial and Trade Development Co., Ltd.	-%	-%	5%	8%
Henan Wanxi Pharmaceutical Co., Ltd.	-%	-%	-%	6%
Ankang Beiyida Pharmaceutical Share Co., Ltd.	5%	5%	7%	5%
Ankang Yumin Pharmaceutical Co., Ltd.	6%	-%	-%	-%
Qingdao Shengshijiaming International Logistics Co. Ltd.	6%	-%	-%	-%
Ziyan County Ziye Pharmaceutical Company	5%	-%	-%	-%

*	Less than 5%

If we cannot maintain long-term relationships with these major customers, the loss of our sales to any of them could have an adverse effect on our business, financial condition and results of operations.

Ms. Susan Block, Assistant Director

August 7, 2015

4.	Please identify any suppliers upon which you are dependent and provide appropriate risk factor disclosure or tell us why you believe the identity of the supplier is not material to an understanding of your business. In addition to the extent any supplier agreements are material to you, please file such agreements as exhibits to your next amendment or please tell us why this is not required. In this regard we note the disclosure under “Concentration and Risks” on pages F-23 and F-21.

We acknowledge the comment and have revised the Amendment to provide the requested disclosure of key suppliers. We have previously included as exhibits 10.60, 10.61, 10.63, 10.64, 10.65 and 10.66 agreements with some of these vendors that we have deemed material. We have included an additional material contract as exhibit 10.68 to the Amendment.

The new disclosure may be found on page 10 and reads as follows:

We buy our supplies from a relatively limited number of vendors.

During the nine months ended March 31, 2015, our five largest vendors accounted for approximately 55% of our total purchases. During the nine months ended March 31, 2014, our two largest vendors accounted for approximately 60% of our total purchases. During the year ended June 30, 2014, our three largest vendors accounted for approximately 54% of our total purchases. During the year ended June 30, 2013, our three largest vendors accounted for approximately 56% of our total purchases. During each of the nine months ended March 31, 2015 and 2014 and years ended June 30, 2014 and 2013, respectively, we had nine, five, seven and five vendors that accounted for 5% or more of our purchases:

	Percentage of Purchases in
Vendor Name	Nine months ended March 31, 2015	Nine months ended March 31, 2014	Year ended June 30, 2014	Year ended June 30, 2013
Qingdao Donglin Biological Engineering Co., Ltd.	30%	49%	32%	-%
Yinghuanhai Co., Ltd.	9%	-%	-%	-%
Bozhou City Biaoma Pharmaceutal Trading Co., Ltd.	7%	6%	10%	-%
Bozhou City Wanzhen Traditional Chinese Medicine Co., Ltd.	7%	-%	8%	-%
Tianma (Anhui) Traditional Chinese Medicine DecoctionTechnology Company	6%	7%	10%	-%
Sichuan Provincial Traditional Chinese Medicine Co,. Ltd.	6%	11%	12%	-%
Mouping City Gaoling Supply and Marketing Cooperative	-%	-%	-%	29%
Guoqing Agricultural Resources Sales Co., Ltd.	-%	-%	-%	16%
Zhongcheng Hengrui Pharmaceutical Co., Ltd.	6%	8%	7%	11%
Anhui Bozhou Guolong Pharmaceutical Co., Ltd.	6%	-%	6%	-%
Bozhou Traditional Chinese Medicine Decoction Pieces Co., Ltd.	5%	-%	-%	10%
Yantai Fuji Trading Co., Ltd.	-%	-%	-%	5%

*	Less than 5%

Because we purchase a material amount of our raw materials from these suppliers, the loss of any such suppliers could result in increased expenses for our company and result in adverse impact on our business, financial condition and results of operations.

Ms. Susan Block, Assistant Director

August 7, 2015

Proposed legislation in the PRC could adversely affect our corporate structure, page 12

5.	We note your response to our prior comment 1. We note the disclosure on page 12 that “[t]he Discussion Draft is aimed to replace, upon its enactment, existing laws regulating foreign investments in China with a uniform law and, if adopted, could affect a wide range of foreign entities, including our Company, and investments generally in China” and similar disclosure on page 21. Please briefly expand to explain what the changes to existing law may be, if the Discussion Draft is adopted in its current form, and how those changes may impact your VIE structure, so investors may assess the risk.

We acknowledge the comment and have revised the Amendment to provide the requested disclosure regarding the current Discussion Draft and how it may impact our VIE structure. The new disclosure may be found on page 12 and reads as follows:

Under the Discussion Draft as it is currently written, variable interest entities, or “VIEs,” that are controlled through their contractual arrangements could be deemed a foreign-invested enterprise if they are deemed to be ultimately “controlled” by foreign investors. Therefore, for a company such as us with a VIE structure in an industry designated as a “restricted” or “prohibited” investment, the VIE structure may be deemed legitimate if the ultimate controlling persons are PRC citizens or PRC entities. If the ultimate controlling persons are not PRC citizens or PRC entities, then the VIEs may be treated as foreign-invested enterprises and operation in the restricted or prohibited industries may require market entry clearance, national security review, and certain information reporting obligations. At this time we believe that under the current version of the Discussion Draft, after completion of the offering our VIE structure should be deemed legitimate, as the expected ultimate controlling persons will be PRC citizens or PRC entities.

Executive Compensation, page 86

6.	Please revise to provide disclosure as of the most recently completed fiscal year

We acknowledge the comment and have revised the Amendment as requested. The new disclosure may be found on page 86 and reads as follows:

Ms. Susan Block, Assistant Director

August 7, 2015

The following table shows the annual compensation paid by us for the years ended June 30, 2015, 2014 and 2013 to Yuying Zhang, our principal executive officer. No executive officers of our company have annual compensation exceeding $100,000.

Summary Compensation Table – Named Executive Officer

Name and principal position	Year	Salary(1)	Bonus	All Other Compensation (2)	Total

Yuying Zhang,	2015	$38,709.00	$-	$14,567.00	$53,276.00
principal executive officer	2014	$39,012.00	$-	$14,973.51	$53,985.51
	2013	$38,745.00	$-	$13,076.54	$51,821.54

(1)	Salaries were paid in RMB.
(2)	Mr. Zhang receives monthly payments for rent for his personal home and parking.

Thank you in advance for your assistance in reviewing this response and the Second Amendment to the Registration Statement on Form S-1.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Yuying Zhang
Yuying Zhang

Chief Executive Officer